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                               November 16, 2021

       Pietar Taselaar
       Director
       Ads-Tec Energy Public Ltd Co
       10 Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Ads-Tec Energy
Public Ltd Co
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed November 10,
2021
                                                            File No. 333-260312

       Dear Mr. Taselaar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4 filed November 10, 2021

       Exhibits

   1.                                                   Exhibits 99.2-99.6
refer to an incorrect form type. Please file revised exhibits that refer to
                                                        Form F-4.
               You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-
       3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
       551-3641 with any other questions.
 Pietar Taselaar
Ads-Tec Energy Public Ltd Co
November 16, 2021
Page 2
                                            Sincerely,
FirstName LastNamePietar Taselaar
                                            Division of Corporation Finance
Comapany NameAds-Tec Energy Public Ltd Co
                                            Office of Manufacturing
November 16, 2021 Page 2
cc:       Michael S. Lee
FirstName LastName